UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Phibro Animal Health Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

7174Q 106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 7174Q 106		Page 2 of 11 Pages

1	Names of reporting persons Mayflower L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Jersey
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person (see instructions) OO

13G
CUSIP No. 7174Q 106		Page 3 of 11 Pages

1	Names of reporting persons 3i Investments plc
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United Kingdom
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 0
	7	Sole dispositive power 0
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 0
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 0%
12	Type of reporting person (see instructions) OO

13G
CUSIP No. 7174Q 106		Page 4 of 11 Pages

Item 1.

(a)	Name of Issuer

Phibro Animal Health Corporation

(b)	Address of Issuer’s Principal Executive Offices

Glenpointe Centre East, 3rd Floor , 300 Frank W. Burr Boulevard, Suite 21, Teaneck, New Jersey 07666

Item 2.

(a)	Name of Person Filing

Mayflower L.P. (“Mayflower”) directly own the shares of the Issuer. 3i Investments plc has investment authority over the shares held by Mayflower. Mayflower and 3i Investments plc are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence

Address of Principal Office for Mayflower is 22 Grenville Street, St. Helier, JE4 8PX, Jersey.

Address of Principal Office for 3i Investments plc is 16 Palace Street, London SW1E 5JD UK.

(c)	Citizenship

Mayflower is a Jersey limited partnership. 3i Investments plc is a public limited company organized in the United Kingdom.

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

7174Q 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

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CUSIP No. 7174Q 106		Page 5 of 11 Pages

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13-2(b) or (c).

13G
CUSIP No. 7174Q 106		Page 6 of 11 Pages
Item 4.	Ownership.

(a)	Amount beneficially owned: 0 shares owned directly by Mayflower. 3i Investments plc is the manager of Mayflower and has investment authority over the shares held by Mayflower and may be deemed to have voting and dispositive power with respect to the shares of Class A common stock held by Mayflower. 3i Investments plc is an indirect wholly-owned subsidiary of 3i Group plc (“3i Group”), a public company listed on the London Stock Exchange. 3i Group is the direct or indirect beneficial owner of all limited partnership interests in Mayflower.

(b)	Percent of class: 0% (based on 17,478,373 shares outstanding as of February 3, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2014, filed with the Securities and Exchange Commission on February 10, 2015). As of December 31, 2014, the Reporting Persons held 1,847,392 shares, or 10.6%, of the Issuer’s outstanding Class A common stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote of 0 shares for each Reporting Person

(ii)	Shared power to vote or to direct the vote of 0 shares for Mayflower and 3i Investments plc.

(iii)	Sole power to dispose or to direct the disposition of 0 shares for each Reporting Person

(iv)	Shared power to dispose or to direct the disposition of 0 shares for Mayflower and 3i Investments plc.

Each Reporting Person disclaims beneficial ownership of all shares except for the shares, if any, that such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable. The reporting persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(H).

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CUSIP No. 7174Q 106		Page 7 of 11 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable. This Schedule 13G is not being filed pursuant to Rule 13d-1(b) or Rule 13-1(c).

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CUSIP No. 7174Q 106		Page 8 of 11 Pages

Signature

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

MAYFLOWER L.P., acting by its manager, 3i Investments plc

/s/ Alastair Richardson
Alastair Richardson

3i INVESTMENTS PLC

/s/ Alastair Richardson
Alastair Richardson

EXHIBIT INDEX

Exhibit A —	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: February 13, 2015

MAYFLOWER L.P., acting by its manager, 3i Investments plc

/s/ Alastair Richardson
Alastair Richardson

3i INVESTMENTS PLC

/s/ Alastair Richardson
Alastair Richardson